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                              Filed by Century Bancshares, Inc.
                              Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: GrandBanc, Inc.
                              Commission File No: 000-16234


THE FOLLOWING COMMUNICATION WILL BE DISSEMINATED TO EMPLOYEES OF GRANDBANC, INC. BEGINNING ON OCTOBER 17, 2000:


[GRANDBANK LETTERHEAD]


Dear GrandBank Customer:

Enclosed is a copy of last week's press release announcing the pending merger of GrandBank's parent company, GrandBanc, Inc., into Century Bancshares, Inc., the parent of Century National Bank. The merger will probably take place in the spring of 2001, at which time all five GrandBank branches will become branches of Century.

We view this affiliation as very positive for our respective stockholders and customers. Century National Bank has seven branches--including two in the District and four in Northern Virginia--that will be available to GrandBank customers after the merger. Both banks share a solid commitment to customer service, community development, and responsiveness to customer needs. We will be a larger organization, but still a locally owned community bank sharing a similar customer service philosophy.

Please rest assured that we will do all we can to make the transition to the combined institution a smooth one for you. As the time approaches, you will receive more detailed information on the merger progress. In the meantime, please continue to handle your banking on a "business as usual" basis, and call us if you have any questions.

Thank you very much.

Sincerely yours,

/s/ STEVEN K. COLLATIE                               /s/ JOSEPH S. BRACEWELL
----------------------                               ------------------------
Steven K. Collatie                                   Joseph S. Bracewell
President                                            President
GrandBank                                            Century National Bank